

October 24, 2012

<u>Via E-mail</u>
Mr. Donald W. Blair
Chief Financial Officer
Nike, Inc.
One Bowerman Drive
Beaverton, Oregon 97005

   RE: Nike, Inc.
     Form 10-K for the Year Ended May 31, 2012
     Filed July 24, 2012
     Form 10-Q for the Period Ended August 31, 2012
     Filed October 9, 2012
     File No. 1-10635

Dear Mr. Blair:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended May 31, 2012</u>

<u>Business, page 1</u>
<u>Product and Research Development, page 3</u>

1. We note that in response to comment one of our letter dated October 23, 2009, you agreed to disclose in future filings, if material, (1) the estimated amount spent during each of the last three fiscal years on company-sponsored research and (ii) the development and the estimated dollar amount spent during each of such years on customer-sponsored research activities. It does not appear that you have included such disclosure in your most recent Form 10-K. Please include such disclosure in future filings. See Item 101(c)(1)(xi) of Regulation S-K.

Management's Discussion and Analysis
Results of Operations, page 16

2. In future filings, please expand your discussion in this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. As an example, we note that in your earnings call for your fourth quarter 2012 results, you discuss the slowdown in the China athletic market, including slowing revenues, higher inventory levels, a significant slowdown in futures orders and that you are "hitting a speed bump" in fiscal 2013 with respect to China. However, it does not appear that you have provided similar disclosure in your MD&A. This is just one example. An overview discussion of known material trends and uncertainties should be included in your MD&A so that investors can ascertain the likelihood that past performance is indicative of future performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

3. In your response letter dated December 14, 2011 regarding disclosures in your Form 10-K for the year ended May 31, 2011, you acknowledged that segment analysis is usually necessary to enable a reader to understand consolidated results. You agreed to quantify the impact of factors that contribute to material fluctuations in segment revenues and segment earnings before interest and taxes where such disclosure is material to your consolidated results or appropriate to aid an investor's understanding of your segment business.

The results of operations discussion included in your Form 10-K for the year ended May 31, 2012 does not appear to adequately convey the extent to which each disclosed factor impacted your revenues and earnings before interest and taxes on a consolidated or segment basis as well as the business reasons for changes in revenues and earnings before interest and taxes. We remind you that segment analysis does not need to result in repetitive disclosure that lengthens MD&A unnecessarily, or obscures salient information. The discussion and analysis of segments may be reasonably integrated with the discussion of the consolidated amounts to avoid unnecessary duplication.

For example, we note that your consolidated revenues increased by 14% in 2012 on a currency neutral basis which appears to be almost entirely related to NIKE Brand revenues. Approximately 94% of 2012 NIKE Brand revenues is related to footwear and apparel revenues. You disclose that the 15% increase in 2012 NIKE Brand footwear revenue was attributable to double-digit percentage growth in unit sales along with a low-single-digit percentage increase in average selling price per pair, primarily reflecting the favorable impact from product price increases, partially offset by higher discounts on close-out sales. For NIKE Brand apparel, the 13% increase in 2012 revenue was driven by mid-single-digit percentage increases in both unit sales and average selling prices. The increase in average selling prices was primarily driven by product price increases, partially offset by a higher mix of close-out sales. It is difficult to derive the extent to which each of these factors, including average selling prices or close-out sales, impacted your consolidated revenues. In then looking to your segment revenue discussion for further clarification, we note that the

North America reportable segment contributed to approximately 7% of the 2012 increase to consolidated NIKE Brand revenues. This represents an increase in North America revenue of approximately $1.3 billion, of which footwear contributed approximately $.8 billion. You disclose that the increase in footwear revenue in 2012 was driven by an increase in both unit sales and average selling prices. Unit sales rose at a double-digit rate while average selling price per pair grew at a mid-single-digit rate, reflective of product price increases, partially offset by higher discounts on close-out sales. It continues to remain unclear the extent to which each factor, including average selling prices or close-out sales, impacted your consolidated or even segment revenues. In a similar manner, it is unclear the extent to which each factor, including product price increases and discounts on close-out sales, impacted consolidated or segment gross margins and correspondingly earnings before interest and taxes. For example, while you repeatedly cite increased input costs, it is unclear what specific input costs impacted gross margins and why the costs increased. Further, we note that in your earnings call for the fourth quarter of 2012 you explain that increased research and development on the digital side and unanticipated customs assessments in your Emerging Market territories contributed 70 basis points to the total gross margin decline. In this regard, please better quantify the impact of each factor that contributes to material fluctuations in your consolidated or segment revenues and segment earnings before interest and taxes. Please also disclose the actual percentage fluctuations rather than referring to a single or double-digit increase or decrease. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please show us in your supplemental response what the revisions will look like in future filings.

4. In regards to your presentation of NIKE Brand revenues on a wholesale equivalent basis, please address the following:
   - Note (3) to the table on page 17 describes each component of these revenue amounts. Please help us better understand how you arrive at the amounts related to internal sales from your wholesale operations to your Direct to Consumer operations. Your explanation should address whether these are the actual amounts that are charged internally or whether these are amounts that you derived based on the prices you would have charged if the sales had been made to external customers; and
   - Please expand your disclosures to better explain how these amounts are determined as well as why you believe presentation of these amounts is useful or meaningful to investors.
   Please show us in your supplemental response what the revisions will look like in future filings.

Critical Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 32

5. On May 31, 2012, you announced the intention to divest of the Cole Haan and Umbro businesses. As of May 31, 2012, the asset groups for Cole Haan and Umbro did not qualify as assets held for sale. The decision to divest these businesses was deemed a triggering event to perform an impairment analysis of Umbro's intangible assets at that date and was

considered in your fourth quarter impairment analysis. As the asset groups did not qualify as assets held for sale, you did not consider potential disposition costs or cumulative translation adjustments in the carrying value of the Umbro reporting unit in the fiscal 2012 fourth quarter impairment analysis. Your analysis determined that there was no impairment of intangible assets or goodwill related to Umbro. If the sales process indicates a fair value that is below the current carrying value of the reporting unit, an analysis would be required to determine if impairment charges exist at that point. In this regard, please address the following:

- Please provide us with a summary of the analysis that you performed to determine that the asset groups for Cole Haan and Umbro did not qualify as assets held for sale pursuant to ASC 360-10-45-9 as of May 31, 2012. Please tell us whether you have subsequently determined that they have met the criteria and whether any expected disposal loss or gain was recorded pursuant to ASC 360-10-35-38 through 35-42. If they still do not qualify as assets held for sale, please explain why;
- Please tell us whether you intend to report these entities as discontinued operations pursuant to ASC 205-20-45;
- Your disclosures indicate that you did not consider cumulative translation adjustments in the carrying value of your Umbro reporting unit. In light of your plans to sell this business, please tell us what consideration you gave to ASC 830-30-45-13 through 45-15 in determining that this treatment was appropriate;
- Your current disclosures appear to be primarily focused on impairment considerations related to the intangible assets of each of these businesses. Please address your impairment considerations related to the entire asset group of Umbro and Cole Haan pursuant to ASC 360-10;
- You used the discounted cash flows and market valuation approaches for determining the fair value of the Umbro reporting unit. Please tell us how you determined how much to weight each of these methods as well as whether the weighting was consistent with what was used for other reporting units in the fiscal 2012 fourth quarter impairment analysis as well as for this reporting unit in your fiscal 2011 impairment analysis; and
- Please tell us what consideration was given to the realizability of any deferred tax assets related to each of these entities as of May 31, 2012 in light of your intention to divest.

Financial Statements

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies, page 45
General

6. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating overhead expense line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as operating overhead expense.

Please show us in your supplemental response what the revisions will look like in future filings.

Inventory Valuation, page 46

7. Please provide all of the disclosures required by Rule 5-02.6(b) of Regulation S-X, including the nature of the elements of costs included in inventory. Please show us in your supplemental response what the revisions will look like in future filings.

Note 17. Operating Segments and Related Information, page 60

8. Please separately present revenues from external customers and intersegment revenues for each reportable segment. Please also disclose the amount of each segment's earnings before interest and taxes which is derived from intersegment revenues. Refer to ASC 280-10-50-22(a) and (b) and 50-30 as well as the examples provided in ASC 280-10-55-48 and 55-49. Please show us in your supplemental response what the revisions will look like in future filings.

9. Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

Schedule II – Valuation and Qualifying Accounts, page 68

10. Please include revenue-related reserves in your schedule. Refer to Rule 12-09 of Regulation S-X. Please show us in your supplemental response what the revisions will look like in future filings.

Form 10-Q for the Period Ended August 31, 2012

Management's Discussion and Analysis
Results of Operations
Reconciliation of Net Income and Diluted Earnings Per Share Excluding Businesses to be
Divested, page 17

11. Note (1) states that this schedule is intended to satisfy the quantitative reconciliation for non-GAAP financial measures in accordance with Regulation G of the Securities and Exchange Commission. We remind you that non-GAAP financial measures included in a Form 10-Q

are subject to the disclosure requirements of Item 10(e) of Regulation S-K rather than Regulation G. Please revise your disclosures accordingly. Please also clarify in your disclosures, if true, that you are presenting these Non-GAAP financial measures related to businesses that you intend to divest but do not currently do qualify to be reported as discontinued operations. Please show us in your supplemental response what the revisions will look like in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief